FILED PURSUANT TO RULE 424(B)(3)

FILE NUMBER 333-208524

DENALI HOLDING INC.

SUPPLEMENT NO. 6 TO

PROSPECTUS DATED JUNE 6, 2016

THE DATE OF THIS SUPPLEMENT IS JULY 11, 2016

ON JULY 11, 2016, DENALI HOLDING INC. FILED THE ATTACHED CURRENT REPORT ON FORM 8-K

The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 10, 2016

Denali Holding Inc.

(Exact name of registrant as specified in its charter)

Delaware	333-208524	80-0890963
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Dell Way
Round Rock, Texas	78682
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 289-3355

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

Approval of Group I Directors

Effective on July 10, 2016, the board of directors (the “Board”) of Denali Holding Inc. (the “Company”) approved Ellen J. Kullman, William D. Green and David W. Dorman for future election to the Board as Group I Directors as of the effective date of the merger (the “merger”) contemplated by the Agreement and Plan of Merger, dated as of October 12, 2015, as amended by the First Amendment to Agreement and Plan of Merger, dated as of May 16, 2016 (the “Merger Agreement”), among the Company, Dell Inc., Universal Acquisition Co. and EMC Corporation (“EMC”), pursuant to which Universal Acquisition Co. will be merged with and into EMC and EMC will continue as a wholly owned subsidiary of the Company. The completion of the merger is subject to the satisfaction of customary conditions, including approval of the Merger Agreement by EMC shareholders.

Mrs. Kullman, Mr. Green and Mr. Dorman are expected to qualify as independent directors in accordance with the corporate governance standards of the New York Stock Exchange (“NYSE”). The Company has applied to list on the NYSE its Class V Common Stock issuable in the merger. Mrs. Kullman, Mr. Green and Mr. Dorman are expected to serve on the Audit Committee and the Capital Stock Committee of the Board following the completion of the merger.

Mrs. Kullman served as Chief Executive Officer of E. I. du Pont de Nemours and Company (“DuPont”) from January 2009 to October 2015 and as Chair of DuPont from December 2009 to October 2015 until DuPont’s combination with The Dow Chemical Company. She served as President of DuPont from October 2008 to December 2008. From June 2006 through September 2008, she served as Executive Vice President at DuPont. Prior to her service in that position, Mrs. Kullman was Group Vice President-DuPont Safety & Protection. She is a member of the US-China Business Council, the US-India CEO Forum and the executive committee of the Business Council. Mrs. Kullman also chairs the executive committee of SCI-America. She is also a member of the board of directors of Catalyst and the board of directors of Change the Equation. She is co-chair of the National Academy of Engineering Committee on Changing the Conversation: From Research to Action. Mrs. Kullman has served as a director of United Technologies Corporation since 2011 and Carbon since 2016. She is a member of the board of trustees of Tufts University and serves on the board of overseers at Tufts University School of Engineering.

Mr. Green has served as a director of EMC since July 2013 and as EMC’s independent Lead Director since February 2015. He currently serves on the leadership and compensation committee, the audit committee and the mergers and acquisitions committee of the EMC board of directors. Mr. Green served as Chairman of the Board of Accenture plc, a global management consulting, technology services and outsourcing company, from August 2006 until his retirement in February 2013, and as Chief Executive Officer of that company from September 2004 to December 2010. He was elected as a partner of Accenture plc in 1986. Mr. Green is a member of the board of directors of S&P Global (formerly known as McGraw Hill Financial, Inc.), where he serves on the board’s compensation and leadership development committee and the nominating and corporate governance committee.

Mr. Dorman has been a Founding Partner of Centerview Capital Technology (“Centerview”), a private investment firm, since July 2013. Before his association with Centerview, Mr. Dorman served as a Senior Advisor and Managing Director to Warburg Pincus LLC, a global private equity firm, from October 2006 to May 2008, and in a number of positions with AT&T Corp. (“AT&T”), a global telecommunications company, from 2000 to 2006. Mr. Dorman joined AT&T as President in December 2000 and was named Chairman and Chief Executive Officer in November 2002, a position he held until November 2005, and served as President and Director of AT&T from November 2005 to January 2006. Before his appointment as President of AT&T, Mr. Dorman served as Chief Executive Officer of Concert Communications Services, a global venture created by AT&T and British Telecommunications plc, from 1999 to 2000, as Chief Executive Officer of PointCast Inc., a web-based media company, from 1997 to 1999 and as Chief Executive Officer and Chairman of Pacific Bell Telephone Company from

1994 to 1997. Mr. Dorman has served as Non-Executive Chairman of the Board of CVS Health Corporation (formerly known as CVS Caremark Corporation), a pharmacy healthcare provider, since May 2011. He also serves as a director of PayPal Holdings, Inc. (“PayPal”), an online payments system operator, Yum! Brands, Inc., a fast food restaurant company, and SecureWorks Corp., a global provider of intelligence-driven information security solutions exclusively focused on protecting its clients from cyber attacks. Mr. Dorman became a board member of Motorola Solutions, Inc., a provider of business and mission critical communication products and services for enterprise and government customers, in July 2006, served as Non-Executive Chairman of the Board from May 2008 to May 2011 and retired from his board position May 2015. He served as a director of eBay Inc., an e-commerce company, from May 2014 until July 2015, when he joined the board of directors of PayPal upon its separation from eBay Inc., and a director of Scientific-Atlanta, Inc., a manufacturer of cable television, telecommunications and broadband equipment, from 1998 until that company was acquired by Cisco Systems, Inc. in 2006. Mr. Dorman currently serves as a member of the board of trustees of the Georgia Tech Foundation.

Effectiveness of Listing Standards for Tracking Stock

As disclosed in the proxy statement/prospectus filed with the Securities and Exchange Commission (“SEC”) as part of the Company’s registration statement on Form S-4 (Registration No. 333-208524), the NYSE proposed new listing standards for a tracking stock, such as the Class V Common Stock of the Company, which tracks the performance of an investment by the issuer in the common equity of another company listed on the NYSE, such as VMware, Inc. The new listing standards were approved by the SEC on June 24, 2016. The Company will apply for listing of the Class V Common Stock on the NYSE under the symbol “DVMT.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 11, 2016	Denali Holding Inc.

	By:	/s/ Janet B. Wright
Janet B. Wright
Vice President and Assistant Secretary
(Duly Authorized Officer)